Greenbriar Capital Corp.

Greenbriar Capital Holdco Inc.

Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

Phone: 949.903.5906 Fax: 604.608.9572

www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR CELEBRATES 3,000 NEW UNION JOBS NEAR SAGE RANCH

August 12th, 2022	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

August 12th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") Greenbriar is extremely pleased to celebrate and welcome the USA's largest and California's first inland dry port located only a short 21 miles east of Sage Ranch (an 18 to 25 minute highway drive), after the Kern County Board of Supervisors OK'd its designation this Tuesday. Sage Ranch offers 995 new homes in the cleanest and safest community in Kern County at only an 18 to 25 minute drive away - to one buyer. No developer can offer that.

The supervisors unanimously voted to designate a privately-owned 410-acre site near the southeast corner of state highways 14 and 58 as the Mojave Inland Port.

It will be the only inland dry port fully permitted in California. As a dry port, it will rely on trains rather than ships. Cargo will move from the Port of Los Angeles and the Port of Long Beach via train to Mojave, where it will be fully distributed onto trucks for transport to their final destinations.

The only other port that could be considered inland is the Port of Stockton, but that one is not a dry port, as cargo ships reach it via the San Joaquin River.  The board's designation can be seen as approval for the project as a whole.

Sources representing the project say it could prove hugely lucrative, handling as many as 3 million containers annually and could ultimately have an economic impact of as much as $500 million per year, as well as bringing 3,000 full time high paying union jobs to the local area, and $73 million annually to Kern County in taxes.

The proposed timetable is for the Mojave Inland Port to break ground in 2023 and be fully operational in 2024.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

When completed, the port project is intended to ease supply chain congestion and space limitation at the Ports of Los Angeles and Long Beach as well as providing much-need economic growth and diversity to the Mojave-Tehachapi region and beyond.

The port could ultimately have an annual economic impact in excess of $500 million, and the county could get something like $73 million annually in taxes from the project, which will support as many as 3,000 new union jobs with an annual net labor income of $226 million. The port location has direct access from state highways and is bisected by the Lone Pine Branch of the Union Pacific Railroad.

The railroad is expected to play a key role, with direct rail service transporting goods from the Ports of Los Angeles and Long Beach by way of the Alameda Corridor and up to Mojave.

This inland dry port will be a branch of the ports of LA and Long Beach. The process would be pretty simple. Loaded container ships would come in to the berths at LA and Long Beach, offload canisters onto shuttle trains which would push these canisters 90 miles up the track to Mojave where tractor trailers would be waiting for them. After then, immediately offload the tractor trailers for their final destination.

The inland port is not to be confused with the Mojave Air and Space Port (MASP), although the two sites are roughly adjacent to one another and MASP submitted a letter of support for the inland port project.When it comes to moving goods, there is now four options: rubber tire, rail, air and space. No other place can say that in the world. Congressman Kevin McCarthy on Tuesday released this statement:

"As California and the United States continue to reel from the current supply chain crisis, it is critical that businesses are able to send and receive goods and products through West Coast ports in a timely and efficient manner. Mojave has been a leader in commercial space breakthroughs and with this inland port, it is well-positioned to be a leader in goods movement to help support our local communities and the broader economy."

Tim Reid from the MASP said via email, "The Mojave Air and Space Port/Rutan Field is excited to see a new, innovative approach to addressing the issues surrounding supply chain logistics. With the proximity to the Air & Space Port, and Union Pacific's rails, we hope to build a solid relationship with the inland dry port and to explore more options for intermodal transportation. With the addition of new jobs, significant air quality improvement, and reduced road congestion, this is a total win for our community."

The port project can take advantage of some $1.2 billion in one-time Port and Freight Infrastructure funds from the 2022-2023 state budget through the California State Transportation Agency. The program is intended to help ease supply chain congestion.

Senator Shannon Grove had this to say: "Backlogs at the seaports causing disruption to the supply chain is an issue that impacts every Californian. The Mojave Inland Port relieves congestion at the seaports and also provides economic benefits, especially to our agriculture producers. This project is going to provide several benefits for the local community including new jobs, exporting agriculture products more efficiently and keeping the supply chain moving for consumers."

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

- 3 -

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF